July 17, 2025

US Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Re: Vocodia Holdings Corp

Offering Statement on Form 1-A

Filed February 12, 2025

File No. 024-12569

Ladies and Gentlemen:

This letter is being submitted on behalf of Vocodia Holdings Corp. (the “Company”) in response to the comment letter, dated February 28, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Offering Statement on Form1-A filed on February 12, 2025 (the “Offering Statement”).

Offering Statement on Form 1-A

Executive Compensation, page 63

1. Please update your executive compensation disclosure for the fiscal year ended December 31, 2024 and file the 2022 Equity Incentive Plan as an exhibit. Refer to Item 10 of Part II of Form 1-A and Item 17(6)(c) of Part III of Form 1-A.

Response: The Offering Statement has been amended per the Staff’s comment and the 2022 Equity Incentive Plan has been filed as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 66

2. Please revise the beneficial ownership table to include the Series A preferred stock. Refer to Item 12 of Part II of Form 1-A.

Response: The table has been amended to include the Series A preferred stock.

Vocodia Holdings

July 17, 2025

Signature, page 75

3. Please revise to have the offering statement signed by a majority of the members of your board of directors. Refer to the signatures section of Form 1-A.

Response: James Sposato, the other Company director has been added to the signature page.

General

4. You disclose that you will offer up to 15 billion shares at a price range of $0.0005 - 0.025 per share. Please revise the terms of the offering to ensure that the potential aggregate sales, based on the price range and the number of shares to be offered, do not exceed the $75 million Tier 2 offering size limit. Refer to Rule 251(a)(2) of Regulation A. In this regard, we note several inconsistencies throughout the offering statement that should be reconciled, e.g., the size of the primary offering (15 billion or 7.5 billion shares of common stock); references to the maximum offering of amount $7.5 million which is inconsistent with an offering of 15 billion shares at a price of $0.025 per share; the Use of Proceeds section's "assumed offering price of $0.001 per Share, which is the bottom of the estimated range shown on the cover page of this Offering Circular" is inconsistent with the $0.0005 bottom of the price range listed on the cover page.

Response: The Offering Statement has been amended to reflect consistently a total of up to 30,000,000,000 (Thirty Billion) shares will be offered in a price range from $.0001 to $.0005 per share, for a potential maximum offering of $15,000,000, though the Company only intends to raise up to $3,000,000.

5. We note your statement that the sales of shares will “continue for one year thereafter or until all shares have been sold, whichever occurs first.” We also note your statement that “[t]his offering (the “Offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. …The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the offering statement of which this offering circular forms a part may be used for up to three years and 180 days under certain conditions.” Please reconcile your statements.

Response: The Offering Statement has been amended so that the length of the offering is consistently stated as follows: “This offering (the “Offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or one year from the date this Offering is qualified by the SEC”. The statement “that the sales of shares will “continue for one year thereafter or until all shares have been sold, whichever occurs first” has been removed

Jonathan D. Leinwand, P.A.

18305 Biscayne Blvd. ● Suite 200 ● Aventura, FL 33160 ● Tel: (954) 903-7856 ● Fax: (954) 252-4265

www.jdlpa.com

Vocodia Holdings

July 17, 2025

6. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason and may terminate the offering at any time, please provide us with your analysis regarding whether your offering should be considered an impermissible delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. Please also revise your disclosure to disclose the details of your process for accepting or rejecting subscriptions and the mechanics of settlement, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, how soon after you make final determination to accept or reject a subscription will that settlement occur, and the process for returning proceeds to investors for those subscriptions that are rejected. We note, for example, your disclosure in the Offering Circular that "[t]he Company may elect to extend this offering for an additional 90 days or cancel or terminate it at any time." Furthermore, in your subscription agreement you state "[t]his subscription may be accepted or rejected in whole or in part, for any reason or for no reason, at any time prior to the Termination Date, by the Company at its sole and absolute discretion. In addition, the Company, at its sole and absolute discretion, may allocate to Investor only a portion of the number of the Shares that Investor has subscribed for hereunder. The Company will notify Investor whether this subscription is accepted (whether in whole or in part) or rejected."

Response: Rule 251(d)(3)(i)(F) of Regulation A states in relevant part:

Securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date. These securities may be offered and sold only if not more than three years have elapsed since the initial qualification date of the offering statement under which they are being offered and sold;

Therefore, the Offering Statement has been amended to state:

a.	That the offering will commence within 2 days following qualification

b.	The amount offered is reasonably expected to be sold within two years of the initial qualification.

With regard to the acceptance or rejection of subscriptions, the following has been added to the subscription procedures and the subscription agreement:

Offering Statement:

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been deposited to the Company’s account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction. We shall make this determination within 5 business days from the receipt of funds required under the subscription agreement and return funds to investors within 5 business days of such determination.

(emphasis added)

Jonathan D. Leinwand, P.A.

18305 Biscayne Blvd. ● Suite 200 ● Aventura, FL 33160 ● Tel: (954) 903-7856 ● Fax: (954) 252-4265

www.jdlpa.com

Vocodia Holdings

July 17, 2025

Subscription Agreement:

(c) This subscription may be accepted or rejected in whole or in part, for any reason or for no reason, by the Company at its sole and absolute discretion. In addition, the Company, at its sole and absolute discretion, may allocate to Investor only a portion of the number of the Shares that Investor has subscribed for hereunder. The Company will notify Investor whether this subscription is accepted (whether in whole or in part) or rejected within 5 business days of the Company receiving the Purchase Price. If Investor’s subscription is rejected, Investor’s payment (or portion thereof if partially rejected) will be returned to Investor without interest within 5 business days of the Company’s determination and all of Investor’s obligations hereunder shall terminate. In the event of rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) to an Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in full force and effect.

Thus, based upon the fact that the Company explicitly states the criteria for a continuous offering pursuant to Rule 251(d)(3)(i)(F) and has eliminated any provision which would delay the offering, we believe that offering meets the criteria to be offered on a continuous basis.

7. Please provide a table of contents. Refer to Item 2 of Part II of Form 1-A.

Response: A table of contents has been added.

Should you have any questions regarding the foregoing, please do not hesitate to contact Jonathan Leinwand at (954) 903-7856.

Very Truly Yours,
JONATHAN D. LEINWAND, P.A.

By:	/s/ Jonathan Leinwand
Jonathan Leinwand, Esq.

Jonathan D. Leinwand, P.A.

18305 Biscayne Blvd. ● Suite 200 ● Aventura, FL 33160 ● Tel: (954) 903-7856 ● Fax: (954) 252-4265

www.jdlpa.com